

December 23, 2011

Via E-mail
Louis Miceli
Chief Financial Officer
CommVault Systems, Inc
2 Crescent Place
Oceanport, NJ 07757

>   **Re: CommVault Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2011**
>   **Filed May 17, 2011**
>   **File No. 001-33026**

Dear Mr. Miceli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.   We note that a substantial amount of your revenue is generated from outside the United States. We also note the company has a significant amount of cash and cash equivalents as of March 31, 2011. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the United States and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 8 Stock Plans, page 62

2.   We note from your disclosures on page 63 that you will continue to use the simplified method to estimate the expected term in your option valuation model until you have enough historical experience to provide a reasonable estimate of expected term. Please explain further why you continue to believe that you do not have sufficient historical data upon which to estimate the expected term of your options. In this regard, we note that over 6.0 million options have been exercised during the past five years since you became a public entity. Tell us when management expects that sufficient information will be available. We refer you to Question 6 of SAB Topic 14.D.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Patrick Gilmore for

Kathleen Collins
Accounting Branch Chief